DC

BEST AVAILABLE COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06024865

January 31, 2006

RECD S.E.C.
2006
1086

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2006

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

Dear Ms. Foran:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Pfizer by Nick Rossi. We have also received letters on the proponent's behalf dated December 19, 2005 and January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from Nick Rossi, custodian for Katrina Wubbolding, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10), because Pfizer has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that Pfizer's Board of Directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Action by Pfizer's Board of Directors

Supermajority provisions applicable to voting by Pfizer's shareholders appear in its Restated Certificate of Incorporation (the "Certificate"); Pfizer's By-laws contain no supermajority voting provisions. Under the Certificate, shareholders must approve amendments to the Certificate. Pfizer's Board of Directors has determined to propose to shareholders elimination of the supermajority voting requirements in its Certificate. In this regard, Pfizer's Board of Directors on December 12, 2005 unanimously approved resolutions (the "Resolutions") declaring the advisability of amendments (the "Amendments") to its Certificate eliminating those provisions. A copy of the Resolutions is attached as Exhibit B.

Accordingly, at the 2006 Annual Meeting of Shareholders, Pfizer intends to propose that the shareholders approve the Amendments (the "Company Proposal") and to recommend that shareholders vote in favor of the Company Proposal. An excerpt of the Certificate, marked to show the proposed Amendments, is attached as Exhibit C.

C. The Pfizer Amendments "Substantially Implement" the Proposal.

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation and/or by-laws eliminating supermajority provisions, and represents that it will recommend such amendments be adopted by shareholders at the next annual meeting. *See Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or by-laws to remove supermajority voting provisions and to recommend to its shareholders that they approve those amendments at the next annual meeting of shareholders). *See also Allegheny Energy, Inc.* (avail. Feb. 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, where the company's shareholders had approved amendments to its certificate of incorporation and by-laws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

As noted above, the Proposal requests that the Board of Directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." Pfizer's Board of Directors has adopted the Resolution declaring the advisability of, and approving, the Amendments, which (if approved by shareholders) will eliminate Pfizer's supermajority provisions applicable to voting by its shareholders. Moreover, Pfizer's Board of Directors has resolved to seek shareholder approval of the Amendments and to recommend that the shareholders vote in favor of such approval. In this regard, Pfizer cannot unilaterally eliminate supermajority provisions from its Certificate, but rather must seek shareholder approval in order to do so. As such, just as in *Bristol-Myers Squibb Co.*, *Electronic Data Systems Corp.* and *The Home Depot, Inc.*, Pfizer's Board of Directors has, "to the greatest extent possible," taken all necessary steps to have a simple majority vote apply on each issue that can be subject to a shareholder vote, and, consequently, has substantially implemented the Proposal.

Thus, we believe that, as a result of these actions by Pfizer's Board of Directors, the Proposal is excludable under Rule 14a-8(i)(10) because Pfizer has substantially implemented it.

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EXT

Margaret M. Foran

Enclosures

cc: Mr. John Chevedden

70334002_3.DOC

Exhibit A

Nick Rossi, Custodian Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415

OCT 14 2005

Mr. Henry A. McKinnell
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/5/05

cc: Margaret M. Foran
Corporate Secretary
PH: 212-573-2323
FX: 212-573-7851
Kathleen Ulrich
Assistant Secretary
PH: 212-733-2076
FX: 212-573-1853

[October 13, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51%.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80% vote to make key governance changes at our company, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness.
  "D" in CEO Compensation – $16 million annual pay.
  "D" in Strategic Decision-making.

Overall Governance Risk Assessment = High

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- (We gave a 40% yes-vote to a shareholder proposal calling for an Independent Chairman at our 2005 annual meeting.)
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.

Additionally:

- Two of our directors were designated "problem directors" by The Corporate Library:
  1) William Steere – because he chaired the executive compensation committee at MetLife, which received a CEO Compensation grade of "F" by TCL.
  2) William Howell – because he chaired the executive compensation committee at Exxon Mobil, which received a CEO Compensation grade of "F" by TCL.
- Four of our directors were allowed to hold 4 or 5 director seats each – Over-extension concern.
- Three of our directors had 17 to 23 years tenure each – Independence concern.

To our Board's Credit

Our Board has shown that it can make improvements in our corporate governance and I encourage our Board to take this opportunity now before it. For example, to our Board's credit Pfizer announced in June 2005 that it adopted an amendment that any director who receives a majority of withheld (no) votes must submit his or her resignation to the board. However I cannot imagine why our board would even want to consider for a minute turning down such a director's resignation due to such an unprecedented negative vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Exhibit B

December 2005 - Supermajority Resolutions

RESOLVED, that the amendments to the Restated Certificate of Incorporation of Pfizer Inc. (1) to remove all supermajority voting requirements and to eliminate the "fair price" provisions of Article EIGHTH by deleting paragraph 13 and the second paragraph of Paragraph 14 of Article SEVENTH and by deleting Article EIGHTH in its entirety, and (2) to make such other conforming changes as may be required by these amendments, in the form presented at this Meeting, are hereby approved and declared advisable; and further

RESOLVED, that the shareholders entitled to vote with respect to an amendment to the Certificate of Incorporation consider and approve such amendments; and further

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed to do or cause to be done in the name of and on behalf of the Company any and all acts and things necessary to cause the amendment to the Restated Certificate of Incorporation to be executed, acknowledged, filed and recorded in accordance with the General Corporation Law of the State of Delaware.

Exhibit C

*****

SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(1) The number of directors of the Corporation (exclusive of directors (the "Preferred Stock Directors") who may be elected by the holders of any one or more series of Preferred Stock which may at any time be outstanding, voting separately as a class or classes) shall not be less than ten nor more than twenty-four, the exact number within said limits to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

(2) Election of directors need not be by ballot unless the By-laws so provide.

(3) Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the Board of Directors, acting by not less than a majority of the Directors then in office, although less than a quorum. Any director so chosen shall hold office until his successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(4) Deleted.

(5) The By-laws may prescribe the number of directors necessary to constitute a quorum and such number may be less than a majority of the total number of directors, but shall not be less than one-third of the total number of directors.

(6) Both shareholders and directors shall have power, if the By-laws of the Corporation so provide, to hold their meetings either within or without the State of Delaware, to have one or more offices in addition to the principal office in the State of Delaware, and to keep the books of the Corporation (subject to the provisions of the statutes) outside of the State of Delaware at such places as may from time to time be designated by them.

(7) The Board of Directors shall have power to determine from time to time whether and if allowed under what conditions and regulations the accounts, and except as otherwise provided by statute or by this Certificate of Incorporation, the books of the Corporation shall be open to the inspection of the shareholders, and the shareholders' rights in this respect are and shall be restricted or limited accordingly, and no shareholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or by this Certificate of Incorporation, or authorized by the Board of Directors or by a resolution of the shareholders.

(8) The Board of Directors shall have the power to adopt, amend or repeal the By-laws of the Corporation.

(9) The Board of Directors acting by a majority of the whole board shall have power to appoint three or more of their number to constitute an Executive Committee, which Committee shall, when the Board of Directors is not in session and subject to the By-laws, have and exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. The Board of Directors acting by a majority of the whole board shall also have power to appoint any other committee or committees, such committees to have and exercise such powers as shall be conferred by the Board of Directors or be authorized by the By-laws.

(10) Except as may be otherwise provided by statute or in this Certificate of Incorporation, the business and affairs of this Corporation shall be managed under the direction of the Board of Directors.

(11) Directors, for their services as such, may be paid such compensation as may be fixed from time to time by the Board of Directors.

(12) The Board of Directors shall have power from time to time to fix and determine and vary the amount of the working capital of the Corporation and, subject to any restrictions contained in the Certificate of Incorporation, to direct and determine the use and disposition of any surplus over and above the capital stock paid in, and in its discretion to use and apply any such surplus in purchasing or acquiring property, bonds or other obligations of the Corporation or shares of its own capital stock, to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient, but any shares of such capital stock so purchased or acquired may be resold unless such shares shall have been retired in

the manner provided by law for the purpose of decreasing the Corporation's capital stock.

~~(13) Notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of capital stock of the Corporation as are entitled to vote generally in the election of directors ("Voting Stock") required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least 80% of all of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal paragraphs (1), (3), (5), (8), (10) or this paragraph (13) of this Article SEVENTH.~~ DELETED

(14) The liability of the Corporation's Directors to the Corporation or its shareholders shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law as amended from time to time. No amendment to or repeal of this paragraph (14) of Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

~~Notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least 80% of all of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this paragraph (14) of this Article SEVENTH.~~

(15) Any action required or permitted to be taken by the shareholders of the Corporation must be effected solely at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

EIGHTH:

DELETED
~~**A. Applicability of Article.**~~

~~Except as otherwise expressly provided in Section C of this Article EIGHTH, none of the actions or transactions listed below shall be effected by the Corporation, or approved by the Corporation as a shareholder of any majority-owned subsidiary of the Corporation if, as of the record date for the determination of the shareholders~~

entitled to vote thereon, any Related Person (as hereinafter defined) exists, unless the applicable requirements of Sections B, C, D, E and F of this Article EIGHTH
are fully complied with:

(1) any merger or consolidation of the Corporation or any of its subsidiaries into or with such Related Person;

(2) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Corporation or any of its majority owned subsidiaries to or with such Related Person;

(3) the issuance or delivery of any Voting Stock, or securities convertible into or exchangeable or exercisable for any Voting Stock, or of voting securities of any of the Corporation's majority-owned subsidiaries to such Related Person in exchange for cash, other assets or securities, or a combination thereof; or

(4) any voluntary dissolution or liquidation of the Corporation.

B. Stockholder Vote Required.

The actions and transactions described in Section A of this Article EIGHTH shall have been authorized by the affirmative vote of at least 80% of all of the outstanding shares of Voting Stock, voting together as a single class.

C. Minimum Price Required.

Notwithstanding Section B hereof, the 80% voting requirement shall not be applicable if (1) any action or transaction specified in Section A hereof is approved by the Corporation's Board of Directors and by a majority of the Continuing Directors (as hereinafter defined); provided, however, that if there are not at least five Continuing Directors this exception for approval by the Board of Directors shall not be applicable or (2) in the case of any action or transaction pursuant to which the holders of the capital stock of the Corporation are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or
other consideration to be received per share by holders of the capital stock of the Corporation in such action or transaction is not less than the higher of (a) the highest price per share paid by the Related Person in acquiring any of its holdings of capital stock of the Corporation, or (b) the highest closing sale price on any day either since the Related Person acquired its first share of capital stock of the Corporation which it continues to own or control or

~~during the five years preceding the date of consideration of the action or transaction by the Corporation's Board of Directors, whichever period is shorter; such highest closing sale price shall be determined by the reports of closing sale prices on the Composite Tape for New York Exchange Listed Stocks or, if such stock is not quoted on the Composite Tape on the New York Stock Exchange or other principal United States securities exchange on which such stock is listed or, for any period when such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock on the National Association of Securities Dealers, Inc. Automated Quotation System; such price, in either case (a) or (b), to be proportionately adjusted for any subsequent increase or decrease in the number of issued shares of the Corporation's capital stock resulting from a subdivision or consolidation of shares or any other capital adjustments, the payment of a stock dividend, or other increase or decrease in such shares of capital stock effected without receipt of consideration by the Corporation.~~

~~D. Restrictions on Certain Actions.~~

~~After becoming a Related Person and prior to consummation of such action or transaction (1) such Related Person shall not have acquired from the Corporation or any of its majority-owned subsidiaries any newly issued or treasury shares of capital stock or any newly issued securities convertible into or exchangeable for capital stock of the Corporation or any of its majority-owned subsidiaries, directly or indirectly (except upon conversion or exchange of convertible or exchangeable securities acquired by it prior to becoming a Related Person or as a result of a pro rata stock dividend or stock split or other distribution of stock to all shareholders pro rata); (2) such Related Person shall not have received the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Corporation or any of its majority-owned subsidiaries, or made any major changes in the Corporation's or any of its majority-owned subsidiaries' businesses or capital structures or reduced the current rate of dividends payable on the Corporation's capital stock below the rate in effect immediately prior to the time such Related Person became a Related Person (the current rate of dividends being the ratio of the current dividend to the net income of the Corporation for the full fiscal quarter immediately preceding the quarter in which such dividend is paid; and the rate of dividends in effect immediately prior to the time such Related Person became a Related Person being the ratio of (a) the aggregate dividends paid during the four full fiscal quarters immediately preceding the time such Related Person became a~~

Related Person to (b) the aggregate net income of the Corporation for the four successive full fiscal quarters immediately preceding the last quarter in which such dividends were paid); and (3) such Related Person shall have taken all required actions to ensure that the Corporation's Board of Directors includes representation by Continuing Directors (as hereinafter defined) at least proportionate to the stockholdings of the Corporation's remaining public shareholders (as hereinafter defined), with a Continuing Director to occupy any Board position resulting from a fraction and, in any event, with at least one Continuing Director to serve on the Board so long as there are any remaining public shareholders.

E. Proxy Statement Required.

A proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then subject to such requirements, shall be mailed to the shareholders of the Corporation for the purpose of soliciting shareholder approval of such action or transaction and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability or inadvisability of the action or transaction which the Continuing Directors may choose to state.

F. Certain Definitions.

For the purpose of this Article EIGHTH, (1) the term "Related Person" shall mean any other corporation, person or entity (including any Affiliate thereof), other than this Corporation, any of its subsidiaries or any officer or employee thereof who holds only voting power pursuant to proxies which beneficially owns or controls, directly or indirectly, 10% or more of the outstanding shares of Voting Stock, (2) a Related Person shall be deemed to own or control, directly or indirectly, any outstanding shares of Voting Stock owned by it of record or beneficially, including without limitation shares (a) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise or (b) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (a) above), by any other corporation, person or other entity (x) with which it or its Affiliate or Associate (as hereinafter defined) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock or (y) which is its "Affiliate" (other than the Corporation) or "Associate" (other than the Corporation) as those terms are defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; (3) the term "Voting Stock" shall mean such shares of capital stock of

~~the Corporation as are entitled to vote generally in the election of directors; (4) the term "Continuing Director" shall mean a director who was a member of the Board of Directors of the Corporation immediately prior to the time that any Related Person involved in the proposed action or transaction became a Related Person or a director nominated by a majority of the remaining Continuing Directors; and (5) the term "remaining public shareholders" shall mean the holders of the Corporation's capital stock other than the Related Person.~~

~~**G. Determinations by the Board of Directors.**~~

~~The Board of Directors of the Corporation shall have the power and duty to determine for the purposes of this Article EIGHTH, on the basis of information then known to the Board of Directors, whether (1) any Related Person exists or is an Affiliate or an Associate of another and (2) any proposed sale, lease, exchange, or other disposition of part of the assets of the Corporation or any majority-owned subsidiary involves a substantial part of the assets of the Corporation or any of its subsidiaries. Any such determination by the Board of Directors shall be conclusive and binding for all purposes.~~

~~**H. Alteration, Amendment or Repeal.**~~

~~Notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least 80% of all of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article EIGHTH.~~

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and all rights conferred upon the stockholders herein are granted subject to this reservation.

***

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Monday, December 19, 2005 1:37 PM
To:	CFLETTERS
Cc:	Nancy Foran
Subject:	Re Pfizer Inc. (PFE) No-Action Request NickRossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

December 19, 2005

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Pfizer Inc. (PFE)

Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote

Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Pfizer December 16, 2005 no action request.

From the Pfizer no action request one could conclude that it is at least incomplete:

1) It does not state that Pfizer will thus remove all supermajority vote provisions.

2) It does not state that the percentage shareholder vote required in order for the staff and shareholders to determine the likelihood of obtaining such shareholder vote.

3) It does not state that the company is committed to obtaining such shareholder vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Nancy Foran <nancy.foran@pfizer.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 11:00 AM
To: CFLETTERS
Cc: Charles F. Raeburn
Subject: #2 Re Pfizer Inc. (PFE) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Pfizer Inc. (PFE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Nick Rossi

Ladies and Gentlemen:

This adds to the December 19, 2005 initial response to the Pfizer no action request. The company has made no reply to the December 19, 2005 initial response.

The December 19, 2005 initial response stated:
"From the Pfizer no action request one could conclude that it is at least incomplete:
1) It does not state that Pfizer will thus remove all supermajority vote provisions.
2) It does not state that the percentage shareholder vote required in order for the staff and shareholders to determine the likelihood of obtaining such shareholder vote.

3) It does not state that the company is committed to obtaining such shareholder vote."

In Whole Foods Market, Inc. (December 14, 2005) Whole Foods did not receive concurrence based on it taking action to include the same topic as this proposal on its 2006 ballot for shareholder consideration.

The following points illustrated the incompleteness of the Pfizer no action request letter. It fails to state key information like the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation. Without such information there is little prospect of forecasting whether a ballot item will obtain the necessary votes for adoption.

The company includes no independent opinion on the likelihood of obtaining such vote. Furthermore the company letter makes no commitment whatsoever to obtain such vote. I believe that little if anything may be accomplished if a company simply includes an item in its proxy materials and then conveniently forgets about it. The company no action request does not state whether the company will recommend a yes-vote, no-vote or no preference.

The following High Risk Alert on Goodyear (GT), also cited in Whole Foods Market, Inc. (December 14, 2005), is not the only example of a company putting a proposal on its ballot with the intention that it will fail to get the required vote yet incredulously get full credit for substantial implementation at the same time. The following High Risk Alert on Goodyear is from The Corporate Library:

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763

1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution; having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d¹état made for outstanding gamesmanship, but terrible governance.

It¹s hard to draw a conclusive link between management¹s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Charles F. Raeburn <Charles.f.raeburn@pfizer.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Pfizer will provide shareholders at Pfizer's 2006 Annual Meeting with an opportunity to approve amendments to Pfizer's certificate of incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser